SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

E2OPEN, INC.

(Name of Subject Company (Issuer))

EAGLE ACQUISITION SUB, CORP.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

EAGLE PARENT HOLDINGS, LLC

(Name of Filing Persons (Parent of Offeror))

INSIGHT VENTURE PARTNERS IX, L.P.

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P.

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P.

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P.

(Names of Filing Persons (Others))

Common Stock, par value $0.001 Per Share

(Including the Associated Rights)

(Title of Class of Securities)

29788A104

(CUSIP Number of Class of Securities)

Eagle Acquisition Sub, Corp.

Eagle Parent Holdings, LLC

c/o Blair Flicker

Insight Venture Management, LLC

1114 Avenue of the Americas

36th Floor

New York, NY 10036

(212) 230-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Gordon R. Caplan

Morgan D. Elwyn

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$272,626,250.67	$31,679.17

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”), of E2open, Inc. (“E2open”), at a purchase price of $8.60 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 29,320,462 issued and outstanding Shares, multiplied by $8.60 per Share; (ii) 1,215,381 Shares underlying outstanding options with an exercise price that is less than $8.60 per Share, multiplied by $4.87 per Share (which is equal to the difference between $8.60 and $3.73, the weighted average exercise price of such options that have an exercise price that is less than $8.60 per Share); (iii) 1,334,114 Shares subject to restricted stock units which are subject to only time-based vesting, multiplied by $8.60 per Share; and (iv) 357,906 Shares subject to restricted stock units which are subject to performance-based vesting for which the financial results have not been certified by E2open’s Audit Committee as of the Effective Time or for which a Catch-Up Opportunity (as defined in Section 11— “Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans”) remains available (based upon the target number of Shares subject to such restricted stock units), multiplied by $8.60 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, is calculated by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,679.17	Filing party:

Eagle Acquisition Sub, Corp.

Eagle Parent Holdings, LLC

Insight Venture Partners IX, L.P.

Insight Venture Partners IX (Co-Investors), L.P.

Insight Venture Partners (Cayman) IX, L.P.

Insight Venture Partners (Delaware) IX, L.P.

Form or Registration No.:	Schedule TO-T (File No. 005-87198)	Date filed:	February 26, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Eagle Parent Holdings, LLC, a Delaware limited liability company (“Parent”), Eagle Acquisition Sub, Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., and Insight Venture Partners (Cayman) IX, L.P., each a Cayman Islands exempted limited partnership, and Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership, with the Securities and Exchange Commission on February 26, 2015 (together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the issued and outstanding shares of common stock, par value $0.001 per share (together with the associated rights issued pursuant to the Preferred Shares Rights Agreement, dated January 16, 2015, by and between E2open, Inc. and Computershare Trust Company, N.A., the “Shares”) of E2open, Inc., a Delaware corporation (“E2open”), at a price of $8.60 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated February 26, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal that accompanied such Offer to Purchase. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1–11.

The Offer to Purchase is hereby amended and supplemented as follows:

1.	The following paragraph is hereby added after the last paragraph under the caption “Certain Litigation” in Section 16 “Certain Legal Matters; Regulatory Approvals.”

“On March 19, 2015, the parties to the five purported stockholder class action lawsuits described above reached an agreement in principle to settle the cases. In connection with the contemplated settlement, E2open has agreed to make certain supplemental disclosures in the Schedule 14D-9, which were sought by the plaintiffs in connection with these lawsuits. The parties to the lawsuits also expect that, in connection with the contemplated settlement, counsel for plaintiffs will make an application for an award of attorneys’ fees.

E2open, the E2open Board, Sponsors, Parent and Purchaser each have denied, and continue to deny, that they committed or attempted to commit any violation of law or breach of fiduciary duty owed to the Company and/or its stockholders, aided or abetted any breach of fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in these lawsuits. All of the defendants expressly maintain that they complied with their fiduciary and other legal duties. However, in order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the lawsuits or any liability with respect thereto, the defendants have concluded that it is desirable to settle the claims against them. The contemplated settlement will be subject to customary conditions, including completion of appropriate settlement documentation, approval by the appropriate courts, notice to the class and a hearing, and consummation of the Offer. There can be no assurance that the contemplated settlement will be finalized or that court approval will be granted.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EAGLE ACQUISITION SUB, CORP.

By:	/s/ Blair Flicker

Name: Blair Flicker Title: Secretary

EAGLE PARENT HOLDINGS, LLC

By:	/s/ Blair Flicker

Name: Blair Flicker Title: Secretary

INSIGHT VENTURE PARTNERS IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner

By:	/s/ Blair Flicker

Name: Blair Flicker Title: Authorized Officer

INSIGHT VENTURE PARTNERS (CAYMAN) IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner

By:	/s/ Blair Flicker

Name: Blair Flicker Title: Authorized Officer

INSIGHT VENTURE PARTNERS IX (CO-INVESTORS), L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner

By:	/s/ Blair Flicker

Name: Blair Flicker Title: Authorized Officer

INSIGHT VENTURE PARTNERS (DELAWARE) IX, L.P. By: Insight Venture Associates IX, L.P. Its: General Partner By: Insight Venture Associates IX, Ltd. Its: General Partner

By:	/s/ Blair Flicker

Name: Blair Flicker Title: Authorized Officer

Date: March 19, 2015